UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of April 2012

Commission File Number 001-34987

LENTUO INTERNATIONAL INC.

Building D, 2nd Floor, 56 East 4th Ring South Road

Chaoyang District, Beijing 100023

People’s Republic of China

(86-10) 6778 3955

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82- N/A     )

EXHIBITS

Number	Description of Document

99.1	Announcement of Strategic Partnership in Automobile Insurance Industry

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lentuo International Inc.

Dated: April 23, 2012

	By:	/s/ Hetong Guo
	Name:	Hetong Guo
	Title:	Chairman